NATUZZI S.P.A.

December 22, 2016

VIA EDGAR TRANSMISSION

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Natuzzi S.p.A.

Form 20-F for the Year Ended December 31, 2015

Filed May 23, 2016

File No. 1-11854

Dear Mr. Cash:

By letter dated December 8, 2016, the staff of the Securities and Exchange Commission (the “Commission”) provided certain comments to the annual report on Form 20-F filed on May 23, 2016 (the “2015 Form 20-F”) by Natuzzi S.p.A. (the “Company”). The Company is submitting via EDGAR responses to the comments of the Commission’s staff (the “Staff”) ..

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects, page 36

Results of Operations, page 40

1.	We note your disclosure and discussion of EBIT and EBITDA on pages 41, 44 and 48 as well as in your Forms 6-K filed on May 31, 2016, September 23, 2016 and November 17, 2016. Since these represent non-GAAP measures, please enhance your disclosures in future filings to address the following:

•	identify EBIT and EBITDA as non-GAAP performance measures;
•	reconcile EBIT and EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP (net income/loss);
•	explain why management believes each non-GAAP measure provides useful information to investors in your Form 20-F;
•	state how management uses each non-GAAP measure in your Form 20-F; and
•	eliminate the presentation of EBIT on a per share basis (operating income per share) presented in Selected Financial Data.

Please refer to Item 10(e) of Regulation S-K and the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Company Response:

Pursuant to the Staff’s request, the Company will revise future filings to identify EBIT and EBITDA as non-GAAP performance measures, reconcile EBIT and EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP (net income/loss), explain why management believes each non-GAAP measure provides useful information to investors in the Company’s Form 20-F and state any additional purposes for which management uses each non-GAAP measure in the Company’s Form 20-F. In addition, the Company will eliminate from future filings the presentation of EBIT on a per share basis (operating income per share) presented in Selected Financial Data.

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Item 15. Controls and Procedures, page 85

(a) Disclosure Controls and Procedures, page 85

2.	We note that you concluded your disclosure controls and procedures were effective as of December 31, 2015. Please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In light of the fact that you did not timely file your Form 20-F, please more fully explain to us how and why you concluded your disclosure controls and procedures are effective.

Company Response:

The Company understands that Rule 13a-15(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) requires a registrant to maintain disclosure controls and procedures designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Staff’s rules and forms. The Company also understands that such information must be accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosures. The Company works diligently to fulfill its obligations under the Exchange Act and has an excellent track record of making disclosures accurately and on a timely basis. For the reasons set forth below, the late filing of the Company’s 2015 Form 20-F, which resulted from a delay in completing the assessment of its internal control over financial reporting, was an unexpected occurrence in its long history of making disclosures accurately and on a timely basis.

The Company sets internal deadlines and processes that are specifically designed to provide the Company with reasonable assurance that the information required to be disclosed is recorded, processed, summarized and reported accurately and in a timely fashion. In 2015, the Company implemented a series of changes to enhance its internal control over financial reporting, which takes into account recent guidance, pronouncements and interpretations on internal control measures, including published inspection results of the PCAOB. These changes included (i) a further enhancement in the design of certain management review controls that relate to the process of preparing financial statements, including the related disclosures; and (ii) an increase in the number of key controls used in the Company’s assessment of the effectiveness of internal controls, in particular relating to reports and other information produced by the Company and used to prepare its financial statements. The assessment of such new controls imposed burdens on the Company’s internal control department that were greater than initially expected. As a consequence, in anticipation of the filing deadline for the 2015 20-F, the Company determined that additional time would be required for the completion of the assessment of its internal control over financial reporting. As such, the greater-than-expected burdens on the Company’s internal control department referenced above ultimately caused management to delay the filing of the 2015 20-F.

Notwithstanding the delay in filing the 2015 Form 20-F, the Company believes that its disclosure controls and procedures are effective. In evaluating the effectiveness of its disclosure controls and procedures, the Company carefully considered (i) the design of its disclosure controls and procedures in light of relevant Staff guidance, (ii) the accuracy of the information included in its 2015 Form 20-F and (iii) its long history of making accurate disclosures on a timely basis.

In the Adopting Release for Rule 13a-15 (Certification of Disclosure, SEC Release Nos. 33-8124; 34-46427, August 29, 2002), the Commission noted that Rule 13a-15 “require[s] an issuer to maintain disclosure controls and procedures to provide reasonable assurance that the issuer is able to record, process, summarize and report the information required in the issuer’s Exchange Act reports.” The Company’s disclosure controls and procedures are designed to meet this standard of reasonable assurance and, indeed, have enabled the Company to establish a long history of fulfilling its financial reporting obligations in an accurate manner and on a timely basis. The Company’s disclosure controls and procedures include, among other things, the following:

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•        the Company sets and takes all reasonable steps to abide by internal deadlines for the preparation and review of all periodic reports;

•        the Company endeavors to perform a series of internal processes within such deadlines that have proven in the past to be effective for the preparation of reports in an accurate and timely manner;

•        the Company adjusts its internal reporting processes based on prior experience to ensure that internal and external deadlines are met in the future; and

•        the Company maintains an open line of communication with its Audit Committee and its external auditor and outside counsel throughout the reporting process, designed to promote regular discussion and resolution of comments and questions on a timely basis.

As noted in Item 15(a) of the 2015 Form 20-F, the Company recognizes that “[t]here are inherent limitations to the effectiveness of any system of disclosure controls and procedures, […]. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.”

In evaluating the effectiveness of its disclosure controls and procedures as of December 31, 2015, the Company also took into particular consideration that no material changes were made to its audited financial statements included in its 2015 Form 20-F filed on May 23, 2016, compared to the unaudited financial results furnished with the Commission on Form 6-K on March 23, 2016.

As stated above, the Company has an established track record of making accurate and timely disclosures, which it would not have been able to achieve without having had the capacity to make ongoing adjustments to its internal reporting framework to reflect regulatory developments, including published inspection results of the PCAOB. Because the main reasons for the delay in filing the 2015 20-F, as stated above, were unique to the Company’s assessment of internal control over financial reporting in 2015, the Company believes that the resulting additional burden will not affect the filing of the Company’s annual report for 2016 or future filings. Based on the foregoing, the Company believes that it will be able to record, process, summarize and report the information required in its Exchange Act reports in a timely fashion.

Exhibit 13.1

3.	You disclose that the annual report on Form 20-F for the year ended December 31, 2014 fully complies with the requirements of section 13(a) or 15(b) of the Securities Exchange Act of 1934; however, this Form 20-F is for the year ended December 31, 2015. In future filings please ensure your disclosure refers to the correct period covered by your annual report.

Company Response:

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The reference to the year ended December 31, 2014 in Exhibit 13.1 was due to an inadvertent typographical error. In future filings we will ensure that the disclosure refers to the correct period covered by the annual report.

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The Company acknowledges that it and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +39 080 882 0111.

[signature page follows]

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Sincerely,

/s/ Vittorio Notarpietro

Vittorio Notarpietro

Chief Financial Officer

cc:        Pietro Fioruzzi

Cleary Gottlieb Steen & Hamilton LLP

David Gottlieb

Cleary Gottlieb Steen & Hamilton LLP

Natuzzi Response Letter – Signature Page